EXHIBIT 11

Statement re: Computation of Earnings Per Share

(in thousands, except Earnings Per Share)

	Three Months Ended
	March 31 2003,	March 31 2002,

Net income	$324	$145
Average shares outstanding	3,013	2,997
Basic Earnings Per Share	$0.11	$0.05
Net income	$324	$145
Average shares outstanding before the effect of options	3,013	2,997
Effect of options	28	—
Average shares outstanding including options	3,041	2,997
Diluted Earnings Per Share	$0.11	$0.05